

RICH NUTS
TASTE THE RICHNESS OF LIFE

Rich Nuts, LLC
(the "Company")
a Delaware Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Rich Nuts, LLC Management

We have reviewed the accompanying financial statements of Rich Nuts, LLC (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL 33321
April 28, 2025

RICH NUTS, LLC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	41,634	59,953
Accounts Receivable		11,499	18,771
Inventory		51,688	157,994
Other Current Assets		92,400	92,400
Total Current Assets		197,221	329,118
Non-Current Assets:			
Fixed Assets, Net	$	65,254	91,024
Other Assets		288,413	6,550
Total Non-Current Assets		353,667	97,574
TOTAL ASSETS		550,888	426,692
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	374,976	80,098
Loans Payable - ST		78,167	-
Total Current Liabilities		453,143	80,098
Non-Current Liabilities:			
Loans Payable - Related Party	$	2,626,705	2,517,705
Loans Payable - LT		213,541	63,236
Other Liabilities		80,000	-
Total Non-Current Liabilities		2,920,246	2,580,941
TOTAL LIABILITIES		3,373,389	2,661,039
EQUITY			
Member's Capital	$	354,724	336,224
SAFE Notes		50,000	-
Accumulated Deficit		(3,227,225)	(2,570,571)
TOTAL EQUITY		(2,822,501)	(2,234,347)
TOTAL LIABILITIES AND EQUITY	$	550,888	426,692

See Accompanying Notes to these Unaudited Financial Statements

RICH NUTS, LLC
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Revenue	$	436,854	448,935
Sales Discounts		(31,292)	(27,368)
Cost of Goods Sold		(252,542)	(207,946)
Gross Profit		153,020	213,621
Operating Expenses			
Legal and Professional Fees		2,108	150,054
General and Administrative		242,551	396,198
Production Expenses		6,544	43,441
Rent Expense		-	37,087
R&D Expenses		423	2,285
Sales & Marketing Expenses		328,059	519,864
Depreciation Expense		25,770	19,687
Business Development Expense		184,113	-
Total Operating Expenses		789,567	1,168,616
Total Loss from Operations		(636,547)	(954,995)
Other Income (Expense)			
Other Income (Expense)	$	2,766	6,274
Interest Expense		(22,873)	(2,940)
Total Other Income (Expense)		(20,107)	3,334
Net Income (Loss)	$	(656,654)	(951,661)
Earnings Before Income Taxes, Depreciation, and Amortization		(630,884)	(931,974)
Net Income (Loss)	$	(656,654)	(951,661)

See Accompanying Notes to these Unaudited Financial Statements

RICH NUTS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY

| | Members' Capital | | | Retained Earnings | Total Members' |
	Units	$ Amount	SAFE	(Deficit)	Equity
Beginning balance at 1/1/23	-	276,805	-	(1,623,909)	(1,347,104)
Contribution	-	59,419	-	-	59,419
Distribution	-	-	-	-	-
Prior Period Adjustment	-	-	-	5,000	5,000
Net income (loss)	-	-	-	(951,661)	(951,661)
Ending balance at 12/31/23	-	336,224	-	(2,570,571)	(2,234,347)
SAFE	-	-	50,000	-	50,000
Contribution	-	18,500	-	-	18,500
Prior Period Adjustment	-	-	-	-	-
Net income (loss)	-	-	-	(656,654)	(656,654)
Ending balance at 12/31/24	-	354,724	50,000	(3,227,225)	(2,822,501)

See Accompanying Notes to these Unaudited Financial Statements

RICH NUTS, LLC
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(656,654)	(951,661)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		-	5,000
Depreciation Expense		25,770	19,687
Accounts Receivable		7,272	(4,907)
Inventory		106,306	(122,497)
Prepaid Expenses		-	1,916
Other Current Assets		-	(90,319)
Other Assets		(281,863)	5,318
Accounts Payable		294,878	67,925
Other Current Liabilities		-	(59,429)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		152,363	(177,306)
Net Cash provided by (used in) Operating Activities		**(504,290)**	**(1,128,967)**
INVESTING ACTIVITIES			
Fixed Assets, Net	$	-	(58,567)
Net Cash provided by (used in) Investing Activities		**-**	**(58,567)**
FINANCING ACTIVITIES			
Loan Payable	$	228,471	20,330
Loans Payable - Related Party		109,000	1,138,679
SAFE Notes		50,000	-
Other Liabilities		80,000	-
Member's Capital		18,500	59,419
Net Cash provided by (used in) Financing Activities		**485,971**	**1,218,428**
Cash at the beginning of period		59,953	29,060
Net Cash increase (decrease) for period		(18,319)	30,893
Cash at end of period		41,634	59,953

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Rich Nuts, LLC ("the Company") was formed as a limited liability company on January 3, 2017 in California, and was converted into a Delaware limited liability company effective as of December 8, 2023. Rich Nuts is a health-focused food company that produces and sells premium, sprouted gourmet nut snacks in retail stores and online. The company specializes in organic, plant-based products that are USDA Certified Organic, gluten-free, vegan, paleo-friendly, and free of additives, fillers, and seed oils. The company headquarters are currently located in Alabama, and they plan to move to Puerto Rico in the current year. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

During the year ended December 31, 2024, the Company experienced disruptions in its manufacturing operations due to faulty equipment and other factors, which negatively impacted production levels. In response to these challenges and to enhance operational efficiency and scalability, the Company has developed a plan to transition to a leaner operating model. This plan includes outsourcing its production activities to a co-packing specialist with expertise in sprouted foods and engaging a third-party logistics (3PL) provider for national fulfillment. Management believes this strategic shift will mitigate future production risks, improve operational flexibility, and allow the Company to better meet production requirements in subsequent periods.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $59,953 and $41,634 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company does not estimate an allowance for doubtful accounts despite having uncollectable accounts. The company acknowledges this to be negligible.

Inventory

Inventory consisted primarily of raw materials, inventory in-transit and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2024 was $157,994 and $51,688 respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was an impairment as of December 31, 2023, but no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Production Equipment	5	128,285	128,285
		(37,261)	(63,031)
Totals		91,024	65,254

Accounts Payable

Accounts payable consist of amounts due to vendors and service providers in the ordinary course of business. These balances are unsecured, non-interest bearing, and are typically settled within the Company's normal payment terms. As of December 31, 2024, $252,431, representing 67.32% of the total accounts payable balance, relates to services provided in connection with a non-operational matter and does not pertain to the

Company's core business activities. The service providers associated with these non-operational payables have not taken action to pursue or request payment for these balances. This reflects an informal arrangement that does not impose immediate financial or operational obligations on the Company. Management continues to monitor these balances and does not anticipate any material impact on liquidity or ongoing operations arising from these amounts as of the reporting date. Accounts Payable at December 31, 2023 and December 31, 2024 were $80,098 and $374,976 respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling gourmet sprouted nuts to customers. The company sells directly to consumers via online sales (company's website via Shopify, Amazon, Love.com, Faire, TikTok and Instagram shops, Vitacost, and Instacart), to distributors and wholesalers. Payments related to sales processed through Amazon are remitted every two weeks and payments from direct consumers are collected at the time of purchase, while distributors pay on credit with net 60 terms.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected refunds.

Cost of goods sold

Cost of Goods Sold (COGS) encompasses all direct costs attributable to the production of finished goods sold within a specified reporting period. Additionally, the cost also includes expenses related to product samples and demonstration units. These costs have not been itemized separately during this reporting period.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

Non-Recurring Expenses

During the reporting period, the Company incurred non-recurring expenses associated with business expansion initiatives. These expenditures are considered isolated in nature and are not anticipated to continue in future periods. Accordingly, they have been separately disclosed to enhance the transparency of the Company's financial performance.

General and Administrative

General and administrative expenses consist of travel, utilities, office supplies, amazon related fees, dues & subscriptions, repairs & maintenance, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31, 2024, the Company had an outstanding loan payable in the amount of $2,626,705 owed to Samantha Coker, co-founder and member. See Note 5 for more information.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company purchased various production equipment with a total value of $281,865 through several Equipment Finance loans. As of December 31, 2024 some of this equipment was either faulty or never delivered. The Company is currently pursuing compensation for these issues through legal action based on the law of equity. Despite this pursuit, the Company remains liable for the outstanding balances on the related Equipment Finance loans (see Note 5). Due to the inherent uncertainties of legal proceedings, the Company is unable to estimate the likelihood of a favorable settlement at this time.

Furthermore, The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Loans Payable

In May 2020, the Company entered into a loan agreement for $50,000 with an interest rate of 1% and a maturity date of May 7, 2025. This loan was made pursuant to the Paycheck Protection Program under the Coronavirus

Aid, Relief, and Economic Security Act (the "CARES Act). In December of 2024 the company entered into a payment plan arrangement with the U.S. Small Business Administration due to defaulting on the loan. The new arrangement requires a minimum payment of $277.40 each month until the loan is paid in full. The arrangement does not alter the terms of the loan. The balance of this loan was $24,983.24 and $13,215.52 as of December 31, 2023 and 2024, respectively.

The Company entered into an Equipment Finance Agreement with Fast Track Capital I, LLC on June 15, 2023, which allowed it to borrow up to $50,000 on a line of credit. The company used the proceeds to purchase production equipment. The balance of these loans were $36,825.58 and $28,225.20 as of December 31, 2023 and 2024, respectively.

In 2024, the Company entered into five additional equipment finance agreements with various vendors (Navitas, Leaf, Northstar, Pawnee and Northmill), totalling $281,865. All five loans are over a 60 month term. The purchases were intended to address previous equipment failures and to support the acquisition of a sprouted food manufacturing facility. Ultimately, the acquisition was not completed due to delays in third-party financing and shifting operational assessments, and the equipment was never delivered, but the company was still responsible for the loans. Lenders are pursuing recovery directly from the vendors, but the company has still made payments on the loans. The balance for all five loans as of December 31, 2024 is $213,541.

The company also entered into two short-term working capital loans to help fund operations, one with Shopify and the other with Byzfunder. The Byzfunder loan charged 15.97% of each bank deposit and was fully repaid in 2024. The Shopify Capital loan is a revenue-based loan repaid through 25% of daily sales proceeds on the Shopify platform. Repayment on this loan is ongoing. The balance of the Shopify loan as of December 31, 2024 is $36,726.

Loan Payable - Related Party: The Company entered into a promissory note with member Samantha Coker, co-founder and member, for the purpose of funding operations. The interest on the note was 5%. The amount is due and payable in full at the demand of the holder, however the shareholder has indicated that they do not intend to demand repayment until the company achieves sustained profitability. The balance of this loan was $2,517,705 and $2,626,705 as of December 31, 2023 and 2024, respectively. See Note 3.

Other Liabilities: The company received $80,000 in cash pursuant to two simple agreements for future equity (SAFE agreements). As the specific terms and conditions of these agreements were not yet legally formalized as of the reporting date, the proceeds have been recorded as "Other Liabilities." Upon finalization of the agreement documentation, these amounts will be reclassified to the appropriate equity or liability account in accordance with the terms of the SAFE agreements.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan Payable	447,525	6%-15%	2025-2029	78,167	213,541	291,708	-	-	63,236	63,236	-
Loan Payable - Related Party	2,626,705	5%	On Demand	-	2,626,705	2,626,705	-	-	2,517,705	2,517,705	-
Other Liabilities	80,000	N/A	-	-	80,000	80,000	-	-	-	-	-
Total				78,167	2,920,246	2,998,413	-	-	2,580,941	2,580,941	-

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company.

The Company is a member managed limited liability company, being wholly (100%) owned by Richard Pauwels and Samantha Coker.

<u>Simple Agreements for Future Equity (SAFE)</u>

In 2024 the Company entered into a SAFE agreement (Simple Agreement for Future Equity) for $50,000 with the Gopinath N Kallayil Living Trust. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 80% discount. The agreement is subject to a valuation cap of $5,000,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2025, the date these financial statements were available to be issued.